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                               November 15, 2021

       Marc Pelletier
       Chief Executive Officer
       Gardiner Healthcare Acquisitions Corp.
       3107 Warrington Road
       Shaker Heights, OH 44120

                                                        Re: Gardiner Healthcare
Acquisitions Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260422

       Dear Mr. Pelletier:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court for the Southern District..., page 48

   1. We note that the disclosure on page 48 states that the federal district courts of the United
                                                        States of America shall
be the exclusive forum for the resolution of any complaint
                                                        asserting a cause of
action arising under the Securities Act. Please revise to ensure that the description of the
exclusive forum provision is consistent with Section 9.3 of the warrant agreement.
 Marc Pelletier
FirstName LastNameMarc    Pelletier
Gardiner Healthcare Acquisitions Corp.
Comapany 15,
November   NameGardiner
               2021      Healthcare Acquisitions Corp.
November
Page 2    15, 2021 Page 2
FirstName LastName
Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for..., page 56

2. Please revise the disclosure to clarify the scope of your exclusive forum provision in your certificate of incorporation. For example, the disclosure in (c) indicates that for all claims arising under the federal securities laws, including the Securities Act, the Court of
         Chancery and the federal district court for the District of Delaware will concurrently be the sole and exclusive forums. The disclosure is inconsistent with the
Article 12 of Exhibit
         3.2 which states that the exclusive forum provision will not apply to the Exchange Act,
         Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.
Financial Statements
General, page F-1

3. Please provide updated financial statements and related disclosures to comply with Rule
         3-12 of Regulation S-X.
Note 9 - Subsequent Events, page F-15

4. Please revise your disclosure to show March 25, 2021 as the date of inception.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing